September 23, 2015

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	iStar Inc.
Form 10-K
Filed March 2, 2015
File No. 0001‑15371
Dear Mr. Telewicz:
On behalf of iStar Inc. (the “Company” or “we”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 11, 2015 (the “September 11 Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The responses to the Staff's comments are set out in the order in which the comments were set out in the September 11 Letter and are numbered accordingly.
Form 10-K for the fiscal year ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 37

1.
We note your disclosure that you generated approximately $1.1 billion of proceeds from loan repayments and asset sales within your portfolio during the year ended December 31, 2014. We further note that this amount is inclusive of amounts generated from consolidated and equity method investments. Please clarify for us whether this amount includes the total cash proceeds generated by equity method investments or your pro rata share.

1114 Avenue of the Americas
New York, NY 10036

T 212 930 9400
www.istar.com

Mr. Robert F. Telewicz, Jr.
September 23, 2015

Response:
The $1.1 billion of proceeds from loan repayments and asset sales, which is inclusive of amounts generated from consolidated and equity method investments, includes only the Company’s pro rata share of cash proceeds generated from equity method investments.
In future filings the Company will disclose that cash proceeds from equity method investments represent only the Company’s pro rata share.
Item 8. Financial Statements and Supplemental Data Note 6 - Other investments
Real Estate Equity Investments, page 69

1.	Please tell us the following with respect to the unconsolidated entity you formed with a sovereign wealth fund during the year ended December 31, 2014

1)
Explain to us how you determined the entity did not meet the definition of a VIE in accordance with ASC Topic 810-10-15-14. Your response should include, but not be limited to, an explanation of how you considered your promote and management fee when evaluating the criteria under ASC Topic 810-10-15-14c.

2)
Please provide us a summary of the substantive participating rights of your partner. Your response should include a description of how any disputes that arise between you and your partner are resolved.

Response:

1)
The Company partnered with a sovereign wealth fund in 2014 to form a new entity to acquire and develop net lease assets. The Company determined that the entity did not meet the definition of a variable interest entity (“VIE”) in accordance with ASC 810-10-15-14.

The Company determined, in accordance with ASC 810-10-15-14(a), that the initial equity investment at risk for this entity, which was $34 million or 36% of the initial asset acquisition price, was sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. In addition, the governing documents of the venture preclude the entity leverage from exceeding 65% on a portfolio basis or 70% on an individual asset basis.
The Company also determined in accordance with ASC 810-10-15-14(b), that the equity holders as a group do not lack the power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s performance, and neither party can exercise kick out rights unilaterally. Additionally, the equity holders have the right to participate in earnings or obligation to absorb the expected losses of the entity and the right to receive residual returns.

Mr. Robert F. Telewicz, Jr.
September 23, 2015

In accordance with ASC Topic 810-10-15-14(c)(1), the Company determined that it does have disproportionate voting rights (50.0%) relative to its participation rights in earnings or losses (52.5% inclusive of related party interests). In addition, the Company is responsible for sourcing new opportunities and managing the venture and its assets in exchange for a management fee and potential promote payment. The management fee and promote structure for the services provided is commensurate with the level of effort required to provide those services and is consistent with market rates for similar services. The Company analyzed from a quantitative perspective, in accordance with ASC 810-10-15-14(c)(2), if the economics of the venture (e.g. capital at risk, participation in profits, etc.) would be heavily skewed towards the Company. The Company concluded that because our partner receives a 47.5% pari passu economic interest in the entity, after payment of management fees and promote the economics of the venture are not expected to be heavily skewed towards the Company. The Company then analyzed from a qualitative perspective, in accordance with ASC Topic 810-10-15-14(c)(2), whether substantially all of the activities of the venture are conducted on behalf of the member who has the disproportionately fewer voting rights. The Company did not identify any strong indicators that would indicate that substantially all of the activities of the venture were conducted on the Company’s behalf. For example, the Company is not obligated to fund substantially all additional capital contributions to the venture, the principal purpose of this entity is to conduct business that is complementary to the business activities of all members and the Company did not sell non-performing assets to the venture.
Therefore, the Company concluded the venture is not a VIE.

1)
The Company’s partner has substantive participating rights over all major decisions of the venture. The venture cannot enter into a major decision without the consent of both the Company and its partner. Major decisions include, but are not limited to, approval of the business plan, acquiring any asset or making any investment, approval of operating plans and budgets, lease arrangements, the incurrence of indebtedness, transferring of membership interests, sales of a project, selection of contractors, bankruptcy matters and dissolution of the venture. Further, the members effectively participate in all significant decisions related to the venture through their approval of the initial business plan and the requirement that they vote on any major change to the business plan.

If the Company and its partner do not agree on a major decision, the major decision is not consummated. However, both the Company and its partner are obligated to act in good faith and in the best interests of the venture, with each member reserving the right to elect to arbitrate and compel arbitration of any dispute through final and binding arbitration.
*    *    *    *    *
In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Robert F. Telewicz, Jr.
September 23, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me.
Very truly yours,
/s/ David DiStaso
David DiStaso
Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP